Exhibit 99.1
Media Release

Release: Immediate
Trading Symbols: TSX: CRJ; OTCQB: CLGRF

Claude Produces 20,672 Ounces of Gold in Q1

Highlights:
•	Gold production of 20,672 ounces, a 13% increase from Q4 2015;
•	Q1 mill head grade of 8.99 grams per tonne;
•	Gold sales of 21,008 ounces, representing a 21% increase from Q1 2015;
•	Cash and bullion (1) position of approximately $45.2 million, an increase of $5.4 million during the quarter;
•	Continued exploration and underground drilling success at the Santoy Mine Complex; and
•	Successful completion of the annual winter ice road re-supply.
April 6, 2016, Saskatoon, Saskatchewan, Canada: Claude Resources Inc. ("Claude" and or the "Company") today reported strong first quarter gold production of 20,672 ounces. During the quarter, the Seabee Gold Operation milled 74,179 tonnes at a grade of 8.99 grams of gold per tonne with an average mill recovery of 96.5 percent.  While first quarter gold production was consistent from the comparable period in 2015 (2015: 21,067 ounces), gold sales were up 21% to 21,008 ounces. During the quarter, cash and bullion (1) increased to $45.2 million, a 14% increase over the prior quarter, primarily from strong gold sales offset by $1.25 million of debt repayment and the payment of a large part of the Company's capital outlay on the winter ice road re-supply program.
The Santoy Gap deposit continued to advance well, averaging 589 tonnes per day at a head grade of 9.04 grams of gold per tonne to produce 15,041 ounces of gold during the quarter. During the quarter, the Santoy Gap represented approximately 73% of total gold production and is expected to play an increasing role as the Company moves to increase long-hole production stoping during 2016. The Seabee Mine produced 5,631 ounces of gold from mining 20,610 tonnes at 8.84 grams of gold per tonne. During the quarter, the Company also successfully completed its annual winter ice road re-supply. The first quarter is typically the most challenging quarter of the year and the operations team performed exceptionally well and more importantly did it safely.
During the quarter, the Company began its aggressive underground and surface drill programs and had success particularly at the Santoy Mine Complex (See March 16, 2016 news release "Claude Drills 29.16 g/t of Gold Over 6.26 Metres at Santoy Gap and Announces 2016 Exploration Program"). Early results from the program demonstrate the consistent high grade and economic vein widths within and outside the resource. The drill results are important as they demonstrate the potential for resource and reserve expansion and can be integrated in the mine plan in the short term.
"With a strong first quarter performance, we have continued the momentum we generated in 2015," stated Brian Skanderbeg, President and CEO. "Our consistent operating results reflect the strength and flexibility of our ore bodies, specifically Santoy Gap. During the quarter we did an excellent job in exceeding budgeted tonnage and completing our annual winter re-supply on time and on budget. In addition, we have maintained a high grade stockpile and at the end of the quarter we had approximately 8,000 tonnes in front of the mill. While paying down debt and funding a large portion of the winter re-supply, we improved our cash and bullion position to over $45 million, demonstrating that we continue to generate significant free cash flow. We are confident that our performance is sustainable and that we will meet or exceed our 2016 guidance."

Production Highlights	Q1 2016	Q1 2015	Change
Santoy Mine Complex
Tonnes milled	53,569	38,897	38%
Head grade (grams per tonne)	9.04	8.33	9%
Produced ounces	15,041	9,982	51%
Seabee Gold Mine
Tonnes milled	20,610	28,352	(27%)
Head grade (grams per tonne)	8.84	12.70	(30%)
Produced ounces	5,631	11,085	(49%)
Total tonnes milled	74,179	67,249	10%
Head grade (grams per tonne)	8.99	10.17	(12%)
Recovery (%)	96.5	95.8	1%
Total gold produced (ounces)	20,672	21,067	(2%)
Total gold sold (ounces)	21,008	17,326	21%
Outlook
 In 2016, the Seabee Gold Operation is expected to produce between 65,000 and 72,000 ounces of gold. The majority of tonnes and ounces in the 2016 business plan are expected to be sourced from the Santoy Gap deposit as it ramps up to an average of approximately 700 tonnes per day. The Company remains confident that it will continue to generate strong earnings and free cash flow during 2016 with unit cash costs and all-in sustaining costs expected to be consistent with those from 2015.

2016 Forecast (3)
Gold production	65,000 - 72,000
Total cash cost per ounce (2)	$700 - $775
Total cash cost per ounce (U.S.$) (2)	$530 - $585
All-in sustaining cost per ounce (2)	$1,125 - $1,245
All-in sustaining cost per ounce (U.S.$) (2)	$850 - $935

Release Date for Q1 Financial and Operating Results
Further information regarding Claude's first quarter operating and financial results will be released on May 5, 2016 prior to market open. The Company will also conduct a conference call and webcast following the news release. Specific details of the conference call and webcast will be announced shortly.

Claude Resources Inc. is a public gold exploration and mining company based in Saskatoon, Saskatchewan, with an asset base located entirely in Canada. Its shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Since 1991, Claude has produced over 1,200,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

Footnotes
(1)	Cash and bullion relates to current cash on hand of $43.3 million and $1.9 million of bullion (gold poured in dore bars which has not yet been sold and is valued at market prices).
(2)	See description and reconciliation of non-IFRS financial measures in the "Non-IFRS Financial Measures and Reconciliations" section in the Company's most recent MD&A available on the Company's website at www.clauderesources.com or on www.sedar.com or www.sec.gov.
(3)	Forecasts are calculated using: midpoint of 2016 annual gold production forecast; consensus Canadian gold price of $1,505 per ounce; and, a foreign exchange rate assumption of $1.33 CDN$/U.S.$.

CAUTION REGARDING FORWARD-LOOKING INFORMATION
All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information please contact:

Brian Skanderbeg, President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501
Email: ir@clauderesources.com
Website: www.clauderesources.com